

05044447

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48215

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10-01-04 (MM/DD/YY) AND ENDING 09-30-05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Carey, Thomas, Hoover & Breault, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8080 E. Central, Suite 200
(No. and Street)

Wichita (City) Kansas (State) 67206 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey Breault (316) 634-2222
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hewitt & Company, PA
(Name – *if individual, state last, first, middle name*)

229 E. William, Suite 310, Wichita Kansas 67202
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 03 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey Breault, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Carey, Thomas, Hoover & Breault, Inc., as of September 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



VONNA L. PEERSON
NOTARY PUBLIC
STATE OF KANSAS
My Appt. Exp. 11-07-2007

Signature

Treasurer

Title

Vonna L. Peerson

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAREY, THOMAS, HOOVER & BREAULT, INC.

FINANCIAL STATEMENTS

and

INDEPENDENT AUDITOR'S REPORT

YEAR ENDED SEPTEMBER 30, 2005

INDEX



Hewitt & Company, PA

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Carey, Thomas, Hoover & Breault, Inc.

We have audited the accompanying statement of financial condition of Carey, Thomas, Hoover & Breault, Inc. as of September 30, 2005, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Carey, Thomas, Hoover & Breault, Inc., as of September 30, 2005, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hewitt & Company, PA

November 19, 2005

CERTIFIED PUBLIC ACCOUNTANTS
Members • American Institute of Certified Public Accountants • Kansas Society of Certified Public Accountants
229 E. William • Suite 310 • Wichita, KS 67202 • 316-269-4500 • fax 316-269-2005

CAREY, THOMAS, HOOVER & BREAULT, INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2005

ASSETS

Current Assets		
Cash	$ 222,702	
Cash deposits with clearing organization	50,106	
Receivable from broker-dealers and clearing organization	111,291	
Total Current Assets		$ 384,099
Total Assets		$ 384,099

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities		
Accounts payable	$ 8,361	
Commissions payable	207,442	
Payroll taxes payable	66	
Cafeteria plan payable	3,655	
Income taxes payable	8,250	
Total Current Liabilities		$ 227,774
Stockholders' Equity		
Common stock, no par value, 10,000 shares authorized, 1,000 shares issued and outstanding	1,000	
Additional paid-in capital	62,954	
Accumulated earnings	92,371	
Total Stockholders' Equity		156,325
Total Liabilities and Stockholder's Equity		$ 384,099

The accompanying notes are an integral part of these financial statements.

CAREY, THOMAS, HOOVER & BREAULT, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED SEPTEMBER 30, 2005

Revenues		
Commissions	$ 2,177,737	
Interest income	2,163	
Total Revenues		$ 2,179,900
Operating Expenses		
Officers' salaries	838,830	
Sales and office salaries	519,284	
Commissions	191,132	
Payroll taxes	68,382	
Employee benefits	54,228	
Retirement plan expense	1,844	
Management fees	253,705	
Clearance paid	75,880	
Quotation expense	21,140	
Auto expense	18,000	
Research and subscriptions	18,827	
Insurance expense	3,719	
Licenses and fees	29,224	
Advertising	16,387	
Reimbursement of client fees	16,655	
Legal and professional fees	6,605	
Miscellaneous	5,309	
Total Operating Expenses		2,139,151
Operating Income		40,749
Other Income (Expense)		
Loss on sale of marketable security		(3)
Income before Income Taxes		40,746
Provision for Income Taxes		
Current tax expense	(14,840)	
Deferred tax expense	0	
Total Provision for Income Taxes		(14,840)
Net Income		$ 25,906

The accompanying notes are an integral part of these financial statements.

CAREY, THOMAS, HOOVER & BREAULT, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2005

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	ACCUMULATED EARNINGS	TOTAL
Balance, Beginning of Year	$ 1,000	$ 62,954	$ 66,465	$ 130,419
Capital contributions	0	0	0	0
Net income	0	0	25,906	25,906
Balance, End of Year	$ 1,000	$ 62,954	$ 92,371	$ 156,325

The accompanying notes are an integral part of these financial statements.

CAREY, THOMAS, HOOVER & BREAULT, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2005

Cash Flows from Operating Activities		
Net income for the year	$ 25,906	
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income tax expense	0	
(Increase) Decrease in:		
Cash deposits with clearing organization	(75)	
Receivable from broker-dealers and clearing organization	(66,907)	
Employee receivable	1,777	
Income taxes receivable	4,852	
Increase (Decrease) in:		
Accounts payable	261	
Commissions payable	174,697	
Income taxes payable	8,250	
Payroll taxes payable	159	
Cafeteria plan payable	(2,133)	
Net Cash Provided by Operating Activities		$ 146,787
Cash Flows from Investing Activities		0
Cash Flows From Financing Activities		0
Net Increase in Cash		146,787
Cash at Beginning of Year		75,915
Cash at End of Year		$ 222,702

SUPPLEMENTARY DISCLOSURE

Income taxes paid	$ 1,738

The accompanying notes are an integral part of these financial statements.

NOTE A - SUMMARY OF ACCOUNTING POLICIES

A summary of significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

Business Activity
Carey, Thomas, Hoover & Breault, Inc. (the Company) is a broker-dealer of securities in Wichita, Kansas. The Company, incorporated on February 21, 1995, holds membership in the National Association of Securities Dealers, Inc. and is registered with the Securities and Exchange Commission in accordance with Section 15(b) of the Securities Exchange Act of 1934. Security, mutual fund, annuity and life insurance contract commissions make up the Company's revenue. The Company's customers live primarily in Kansas. The Company does not receive, directly or indirectly, nor hold funds or securities for, nor owe funds or securities to customers and does not carry accounts of, or for, customers. Accounts receivable are primarily held by the Company's clearing broker or dealer. The Company has no union contracts and generally acquires labor and other services locally.

Income Recognition
Income and expenses related to the purchase or sale of customer securities are recorded on the settlement date basis. Expenses relating to fees and registrations with agencies of federal and state governments and the National Association of Security Dealers are expensed as incurred.

Income Taxes
Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement purposes and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income.

Advertising Costs
Advertising costs are generally paid under the Company's management agreement and are expensed as incurred.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers any highly liquid investment instruments, including deposits with clearing organizations, with a maturity of six months or less to be cash equivalents.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE B - RELATED PARTIES

The Company has entered into a management agreement with its parent corporation in which the parent corporation is to provide certain management services including advertising, administration, equipment, office space and utilities, telephone and other services necessary to operate the broker-dealer business. The parent corporation has agreed to provide adequate capital to the Company. In exchange, the Company pays to the parent corporation, on a month-to-month basis, excess funds as determined by the management agreement of Carey, Thomas, Hoover & Breault, Inc. The amounts paid cannot deplete capital of the Company below a level required by regulatory agencies and are expensed by the Company when due. The Company expensed $253,705 under this agreement during the year ended September 30, 2005.

The Company has entered into a error and omissions self-insurance contract with the parent corporation where the Company pays through management fees a determined amount each month that is set aside in a self-retention fund in the parent corporation's name.

Operating and capital leases (office space and office equipment leases) are the obligation of the parent corporation and are funded as part of the management agreement described above.

NOTE C - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital of $50,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends be paid if the resulting net capital ration would exceed 10 to 1). At September 30, 2005, the Company had net capital of $140,141 which was $90,141 in excess of its required net capital of $50,000. The Company's net capital ratio was 1.63 to 1.

NOTE D - EMPLOYEE BENEFIT PLANS

The Company sponsors a 401(k) plan so that the employees may contribute a portion of their pretax income to a retirement fund. The Company has elected not to contribute to the 401(k) plan for the current year.

The Company established an IRC section 125 Flexible Benefits Plan on June 1, 2002. The benefits offered are:

Health and Accidental Insurance Premium Payment Plan
Group Term Life Insurance Premium Payment Plan
Dependent Care Reimbursement Plan ($5,000 annual maximum benefit)

Employees are eligible to participate the first day of the month following 90 days of employment.

NOTE E - CONTINGENT LIABILTIY

The Company is involved in a claim with a customer arising in the normal course of business. Management believes that their insurance coverage will be sufficient to pay any potential liability.

SUPPLEMENTAL INFORMATION

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

CAREY, THOMAS, HOOVER & BREAULT, INC.
SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF SEPTEMBER 30, 2005

Net Capital		
Total stockholders' equity	$	156,325
Deduct stockholders' equity not allowed for net capital		0
Total Stockholders' Equity Qualified for Net Capital		156,325
Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		0
B. Other deductions or credits		0
Total Capital and Allowable Subordinated Liabilities		156,325
Deductions and/or Other Charges		
A. Non-allowable assets:		
Clearing deposit interest receivable		(106)
Nonallowable receivable from broker-dealer		(14,525)
Deferred income tax asset		0
Prepaid income tax		0
B. Secured demand note deficiency		0
C. Commodity futures contracts and spot commodities		0
D. Other deductions and/or charges		0
Net Capital Before Haircuts on Securities Positions		141,694
Haircuts on Securities:		
A. Contractual securities commitments		0
B. Deficit in securities collateralizing demand notes		0
C. Trading and investment securities		0
1. Exempted securities		0
2. Debt securities		0
3. Options		0
4. Other securities		(1,553)
D. Undue concentrations		0
E. Other		0
Net Capital	$	140,141
Aggregate Indebtedness		
Accounts payable	$	215,869
Cafeteria plan payable		3,655
Income taxes payable		8,250
Total Aggregate Indebtedness	$	227,774
Computation of Basic Net Capital Requirement		
Minimum of Net Capital Requirement of Reporting Broker or Dealer	$	50,000
Excess Net Capital	$	90,141
Excess Net Capital at 1000%	$	117,363
Excess Net Capital at 1500%	$	124,956
Ratio: Aggregate Indebtedness to Net Capital		1.63 to 1

Reconciliation of basic net capital requirement is not included as there is no material difference from the Company's computation.

See independent auditor's report.

CAREY, THOMAS, HOOVER & BREAULT, INC.
SCHEDULE 2
COMPUTATION FOR DETERMINIATION OF RESERVE REQUIREMENTS
AND POSSESSION AND CONTROL REQUIREMENTS
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF SEPTEMBER 30, 2005

The Company is exempt from Rule 15c3-3 based on (k)(2)(ii) of Rule 15-c3-1 of the Securities and Exchange Commission. All customer transactions are cleared through another broker-dealer.

See independent auditor's report.



Hewitt & Company, PA

Board of Directors
Carey, Thomas, Hoover & Breault, Inc.

In planning and performing our audit of the financial statements of Carey, Thomas, Hoover & Breault, Inc. (the Company) for the year ended September 30, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not make a study of the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

CERTIFIED PUBLIC ACCOUNTANTS
Members • American Institute of Certified Public Accountants • Kansas Society of Certified Public Accountants
229 E. William • Suite 310 • Wichita, KS 67202 • 316-269-4500 • fax 316-269-2005

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at September 30, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under Securities Exchange Act of 1934 and should not be used for any other purpose.

Hewitt & Company, PA

Hewitt & Company, PA
Wichita, Kansas
November 19, 2005